RAMP

the new standard
in rapid diagnostics



Response Biomedical Corporation
Annual Report 2005



Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications.

Response Biomedical Corporation

Response Biomedical Corporation develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP has set a new performance standard in rapid diagnostic testing by providing lab quality information in minutes, anywhere, every time.

Value Proposition

Hundreds of distinct immunoassay - based tests are currently performed on accurate centralized lab analyzers. Test results from these lab systems however take precious time and the associated costs are considerable. Historically, point-of-care alternatives have had significant limitations in terms of accuracy, sensitivity and ease of use.

The Company's RAMP System has achieved sufficient performance to enable the transition of many of these tests from the lab to the point-of-care. The benefits include both cost advantages and improved patient outcomes by accelerating the turnaround time of critical diagnostic information. Further, entirely new point-of-care applications are emerging in other large potential market opportunities by virtue of superior performance.

"With market leading performance of our RAMP System across multiple product lines and the near-term commercial launch of additional tests for congestive heart failure, influenza and hospital acquired infections, we are well positioned for long-term growth in revenue from product sales."

*Bill Radvak
President and
Chief Executive Officer*

Investment Highlights

Proprietary Rapid Immunoassay Platform
Lab quality performance in minutes - anywhere

Proven Business Model
Independent validation across product lines:
US FDA, US CDC, AOAC International, Health Canada

Several Large Market Opportunities
Clinical cardiovascular and infectious disease testing

Multiple High Margin Revenue Streams
increasing revenue from RAMP product sales

    Cardiac Marker Tests for Heart Attack
    troponin I, myoglobin and CK-MB

    Biodefense Tests
    anthrax, ricin, smallpox and botox

    RAMP West Nile Virus Test
    mosquitoes and birds

Strong Corporate Collaborations and Robust Product Pipeline

    Shionogi & Co.
    BNP Test for Congestive
    Heart Failure in Japan

    3M Health Care
    Staph A Infectious Disease Test

    Roche Diagnostics
    licensing agreement for
    NT-proBNP test
    and Troponin T option

    General Dynamics Canada
    biodefense collaboration for
    international defense contracts

Finance Overview

Exchange:	TSX.V: RBM
	OTCBB: RPBIF
Headquarters:	Burnaby, BC, Canada
Employees:	80
Shares Issued (basic):	98 million



Top 100 on the 2005 Deloitte Technology Fast 500
a ranking of the 500 fastest growing technology companies in North America based on percentage revenue growth over five years, from 2000 - 2004.
"Achieving revenue growth of 2,290 percent over five years is a tremendous achievement. Response Biomedical's phenomenal growth puts it in select company."
Tony Kern, Deputy National Managing Principal , Deloitte's Technology, Media & Telecommunications Industry Practice

2005 Excellence in Technology of the Year Award
2005 Product Innovation of the Year Award
Frost & Sullivan, a leading international growth consulting company.

Top 10 list of BC's Fastest Growing Companies, Business in Vancouver, 2005

The RAMP System has set a new performance standard in rapid diagnostic testing by providing lab quality information in minutes, anywhere, every time.

Letter to Shareholders

Dear Shareholder,

At Response Biomedical, 2005 was a balance between increasing revenue from the current business while investing in key product development initiatives. The Company's overarching goal was to expand its clinical product portfolio to include a test for BNP, a 'blockbuster' marker for congestive heart failure, with a global market approaching US$1 billion. I am pleased to report that these efforts have laid a foundation for solid revenue growth into the future.

In late 2004, Response Biomedical entered into a development agreement with Shionogi & Co. to commercialize a RAMP BNP test for the diagnosis of congestive heart failure ("CHF") for Japan. During the first half of 2005, the Company was engaged in a number of strategic negotiations, as it proactively pursued opportunities to commercialize a CHF test for the rest of the world. In July 2005, we signed a licensing agreement with Roche Diagnostics that enables Response to commercialize a RAMP NT-proBNP Test worldwide. The Roche license also provides Response with an option to their proprietary cardiac marker, Troponin T, the first time Roche has agreed to such an option.

In parallel with these efforts, the Company increased RAMP product sales while advancing several other priority new product development initiatives toward commercialization.

The Company also had two important corporate events take place subsequent to the year end. Response closed a $12 million financing on March 30, 2006 brokered in part by a US investment bank and a Canadian brokerage firm. The proceeds of this financing significantly improved the Company's balance sheet and provided important capital for execution of the business strategy.

Concurrent with the financing, the Company's Board of Directors underwent a substantial reorganization such that it now includes five former Directors and Senior Executives of ID Biomedical Corporation. I am pleased to welcome Dr. Richard Bastiani, Dr. Anthony Holler, Mr. Todd Patrick, Mr. Richard Bear and Mr. Ian Webb to Response Biomedical's Board of Directors. This group guided ID Biomedical to become one of the world's most successful vaccine development companies, prior to its acquisition by GlaxoSmithKline for in excess of $1.7 billion.

During the 12 months ended December 31, 2005, the Company achieved the following milestones:

Increased revenue from product sales by 45% to $3.1 million, as compared to $2.1 million in 2004

Enhanced its international marketing and distribution network for biodefense and cardiovascular products

Advanced new product development programs in cardiovascular, infectious disease and biodefense testing:

> **Completed** the BNP Test development program funded by Shionogi & Co. which has received regulatory clearance

> **Advanced** development of the Staph A test in collaboration with 3M Medical Division

> **Completed** feasibility of a high sensitivity rapid Influenza A/B test

> **Completed** feasibility and achieved all performance-based milestones in the 4Warn/RAMP technology integration program with General Dynamics.

Cardiovascular Product Line

RAMP Cardiac Tests
The Company began the year by receiving regulatory clearance in China for the RAMP cardiac marker tests, and product sales by its exclusive distributor O&D Biotechnology were steady throughout the year.

Response increased revenue from clinical product sales by 46% to $740,000 compared with $506,000 in fiscal 2004. Initial sales did not meet expectations as the company transitioned to a specialty distribution model. Interest from potential distributors and customers in the Company's cardiac marker tests has increased considerably with the near-term commercial launch of a RAMP test for congestive heart failure.

I am pleased to report that in addition to signing an exclusive distribution agreement with LXU Healthcare in December, 2005, Response has since increased their jurisdiction to now include 30 US states. Further, I'd like to acknowledge Cardio Medical, our most recent clinical distributor serving eight Northeastern states.

In December, the Interior Health Authority of British Columbia purchased RAMP Systems for use in more than 25 hospitals and community care facilities. With 20,000 heart attack tests expected to be performed annually in this region, approximately 750,000 residents will enjoy the benefits of a locally developed diagnostic platform that has set a superior standard in point-of-care testing. Utilization of RAMP Cardiac Tests in this region has exceeded forecast.

Congestive Heart Failure
The initial diagnosis of CHF is problematic as symptoms are non-specific. Before congestive heart failure marker tests were introduced five years ago, physicians had a less than 50% success rate at diagnosing the 550,000 new patients each year in the US. The US$24 billion spent each year treating congestive heart failure has been singled out by hospital administrators as a key area where testing can dramatically impact costs by reducing admissions and total treatment time. As a diagnostic tool that can deliver lab quality results in minutes, RAMP offers hospitals the ability to meet best practices guidelines for cardiovascular testing.

RAMP BNP in Japan
Response and Shionogi have now entered into a supply agreement to commercialize a RAMP test for BNP in Japan. Shionogi recently received regulatory approval and plans to launch mid 2006.

With exclusive rights to BNP diagnostics in Japan, Shionogi funded the development of the BNP test on Response Biomedical's RAMP platform and secured Japanese regulatory clearance. Shionogi will market the clinical point-of-care diagnostic system, manufactured exclusively by Response Biomedical, both directly as well as through its own network of distribution partners under the trademark 'SHIONOSPOT BNP'.

RAMP NT-proBNP Test

In July , 2005 the Company secured the rights to commercialize a rapid quantitative point-of-care NT-proBNP test for a broad array of cardiovascular conditions including the diagnosis and management of congestive heart failure and coronary artery disease.

Since Roche has licensed the NT-proBNP marker to several leading manufacturers of laboratory based analyzers including Dade Behring, we expect NT-proBNP to be the chosen test for CHF in more than 50% of the hospitals worldwide. From an end-user perspective, there are compelling benefits in harmonizing the point-of-care and lab diagnostic tests. As a result, RAMP is positioned to be the primary rapid solution for these hospitals.

Development of the RAMP NT-proBNP test is nearing completion, and the Company is preparing to conduct clinical trials. We expect to conclude additional marketing and distribution agreements for our cardiovascular product line in preparation for a staggered international launch.

Infectious Disease Product Line

Conventional diagnosis of infectious diseases is time intensive, and prohibits immediate intervention and early treatment. Clinical infectious disease testing at the point-of-care is expected to improve patient outcomes by enabling physicians to make immediate and informed medical decisions.

RAMP Staph A Test with 3M for Infection Screening

We continue to collaborate with 3M, one of the worlds' most innovative companies, to introduce an entirely new approach to combating hospital acquired infections which result in 12,000 deaths annually in the US alone. We are pleased with the technical performance of this clinical infectious disease test that could improve the outcome of patients entering the hospital system.

RAMP Flu A/B Test

In October, 2005 the Company initiated development of a high sensitivity test for influenza A and B has received strong interest from government organizations and the private sector. Response has since entered into collaborations with several government health organizations and international members of the World Health Organization's Global Influenza Surveillance Network.

In 2003, a similar collaboration with the US Centers for Disease Control and Canada's National Microbiology Laboratory led to the RAMP West Nile Virus Test being validated as 100 times more sensitive than the leading commercially available rapid test within months of undertaking development.

Our goal is to replicate the RAMP West Nile Virus Test commercial model and become a market leader in rapid clinical infectious disease testing by quickly validating RAMP's significant performance advantages over available tests and leverage this competitive advantage to attract the optimum distribution partners.

Commercially available rapid tests are limited in their sensitivity, which contributes to 'false negative' results and necessitates confirmatory lab testing. The current confirmatory lab test for influenza relies on cell culture, which takes one to two days to obtain a result. RAMP provides clinically relevant information in approximately 15 minutes, well within the 48-hour window of opportunity for administering antiviral therapy.

Leading international public health professionals in hospital microbiology labs have expressed a serious need for a better rapid testing solution to enable early containment of infected patients to minimize human transmission, improve patient outcomes through the timely use of antivirals and reduce the inappropriate use of antibiotics.

Non-Clinical Product Line

RAMP Biodefence Tests

The Company continues to enjoy strong growth in sales from its biodefense product line since the RAMP Anthrax Test was lab tested and approved for use by AOAC International. I would like to acknowledge the Company's biodefense distributors and direct sales team for their strong results. During 2005, biodefense product sales were $1.64 million, an increase of 87% compared to $880,000 in 2004.

During the first quarter, the Company filled its largest single biodefense purchase order including 23 RAMP Systems to be used for training first responders throughout the United States. Subsequently, the Company received its largest single purchase order from the US first response community and shipped 10 Systems to the Atlanta Fire Department through its marketing and distribution partner US-based Fisher Safety, a subsidiary of Fisher Scientific International and America's leading distributor of occupational safety products.

The Company is pleased to acknowledge that Environics has recently become an international biodefense distributor of RAMP products on a non-exclusive basis for 23 countries including most of Europe. Headquartered in Finland, Environics is a leading distributor of chemical and biological detection systems with offices in the US, China, France and Germany.

With 17 leading international biodefense distributors and more than 250 RAMP Systems for biological detection in field use worldwide, the Company continues exploring larger strategic business opportunities. In addition to the collaboration with General Dynamics aimed at securing military and homeland security contracts, several additional international defense organizations have purchased RAMP Systems for evaluation in multiple large and long-term strategic applications.

In 2005, the second year of RAMP West Nile Virus Test sales, the customer base increased by 40% over the previous year. Changes in weather patterns resulted in decreased mosquito populations, leading to a 5% decrease in sales to $707,000 for 2005 as compared to 2004.

In October 2005, the Company relocated to a 32,000 square foot facility in Glenlyon Business Park in Burnaby, British Columbia. With more than double the square footage of our previous facility, we are achieving increased efficiencies across the organization.

In 2006, the Company is committed to maintain RAMP's position as the performance leader in its respective market segments, broaden the clinical pipeline in cardiovascular and infectious diseases, and enhance the international marketing and distribution network to fully capitalize on the commercial potential of the RAMP POC immunoassay platform.

On behalf of the Company's senior management team, board of directors and employees, I would like to thank you for your continued support at this time of tremendous growth and opportunity for Response Biomedical Corporation.

Sincerely,

Bill Radvak
President & Chief Executive Officer
May 22, 2006

our TECHNOLOGY

RAMP® (Rapid Analyte Measurement Platform) is a platform system that can be adapted to accurately quantify virtually any immunologically active substance.

The RAMP System combines a proprietary internal standard and fluorescence technology to improve upon the performance of earlier generation immunoassays. At the same time, it meets the demand for rapid turnaround time, portability and ease-of-use.

The System consists of two components: a disposable Test Cartridge that houses an analyte-specific immunochromatographic strip, and a portable fluorescence-based reader.

A sample is applied to the sample well of the Test Cartridge. The fluid sample migrates along the strip. Fluorescent-dyed latex particles coated with antigen-specific antibodies bind to antigen present in the sample. The sample, along with bound and unbound latex particles, is transported by capillary action along the strip to the Detection Zone.



The Detection Zone contains a second antibody specific to the target analyte. If the fluid sample contains the target analyte, it is captured by the antibody in the Detection Zone arresting the migration of the attached latex particles.

If no target analyte is present, the latex particles migrate past the Detection Zone. The concentration of analyte located at the Detection Zone is directly related to the concentration of target analyte in the sample.

RAMP's patented Internal Standard is run and measured concurrently in every assay allowing RAMP to compensate for test-to-test and reader-to-reader variations. RAMP also utilizes fluorescence providing an inherent increase in sensitivity of approximately 100 times greater than visually read tests.

The RAMP Reader measures fluorescence emitted by the complexes in the Detection and Internal Standard Zones and calculates a ratio between these measurements. The RAMP Ratio effectively measures and factors out the inherent variability that has limited the commercial application of other lateral flow rapid POC immunoassays.

Detection Zone   Internal Standard Zone

Detection Zone

CLINICAL

In clinical applications, the RAMP System is designed for use by health-care professionals at the point-of-care (POC), including physicians' offices, medical clinics, hospital emergency departments and laboratories worldwide. RAMP provides a quantitative result in approximately 15 minutes, compared to several hours including turnaround time for traditional laboratory testing.

Cardiovascular Testing

RAMP Cardiac Marker Tests - Acute Myocardial Infarction (AMI)
Cardiac markers are proteins released in the blood following a heart attack. Myoglobin, troponin I and CK-MB are the three most commonly utilized markers measured to assist in the diagnosis of heart attack or acute myocardial infarction (AMI), a leading cause of death worldwide. Rapid diagnosis of AMI is critical to patient outcomes. Every minute that passes after the occurrence of a heart attack without medical treatment reduces the patient's chance of survival.

The world cardiac rapid assay market is expected to grow at an average annual growth rate of 20 – 25 percent for the coming years. Each year in the United States, approximately 8 million Americans are admitted to emergency rooms for severe chest pain associated with suspected AMI. Only approximately 10 percent of those hospitalized are subsequently determined to have suffered a heart attack. The majority is eventually diagnosed with strained muscles, bruises or heartburn. The total cost of unnecessary admissions and misdiagnosis is over US$4 billion. Misdiagnosed heart attack cases also account for nearly 25 percent of malpractice claims against emergency room physicians.

Clinical Trial Results
Published clinical trial results show the RAMP System has overcome the performance limitations of early generation POC immunoassays to produce highly sensitive and accurate, lab quality results in minutes, anywhere, every time.

"This study demonstrated that the RAMP whole-blood POC testing device had acceptable analytical characteristics and similar sensitivity and specificity for AMI detection to be an acceptable alternative to an automated central laboratory-based instrument (Dade Dimension RxL) and an established FDA-cleared POC testing device (Biosite Triage) for monitoring cardiac biomarkers." [1.]

[1.] *A.H. B. Wu et al. /Clinical Chimica Acta 346 (2004) 211-219*
Available on-line at www.responsebio.com



Correlation of RAMP cTnI and Dade Dimension RXL cTnI
Samples (n=364) were tested in RAMP cTnI and Dade Dimension cTnI

RAMP Troponin I test delivers <10% coefficient of variation at 0.2 ng/ml with a low level of detection of 0.03 ng/ml. RAMP provides strong correlation to commonly used central lab analyzers.



The Company has received regulatory clearance for the RAMP Reader and three cardiac marker tests from the US Food and Drug Administration (FDA) and Health Canada's Therapeutic Products Directorate. In January 2005, the Company received regulatory clearance in China from the State Food and Drug Administration (SFDA) where product sales have been steady through its exclusive distributor, O&D Biotechnology Co.

China is the largest and fastest growing medical device market in Asia. With an aging population, a rising standard of living, and the government's commitment to improve access to basic health care, China is emerging as one of the single most important markets internationally. With over 1.2 billion people, China has more than 300,000 health institutions including more than 65,000 largely government-run hospitals. Chinese hospitals provided more than 900,000 beds and treated more than 2 billion patients in 2000. According to US census data, electro-medical diagnostic and imaging equipment lead exports in the category of medical equipment to China. The market size for this segment is estimated at $2.5 - $3 billion, of which $1.3 - $1.4 billion are imports.

The RAMP System facilitates improved patient care, and reduces health care costs associated with unnecessary hospital admissions due to symptoms often mistaken for cardiac arrest. With its small footprint, ease of use and lab quality results, RAMP will provide a cost-effective solution to enable rapid testing in a broader range of facilities which are nearer to the patient.

In December, the Interior Health Authority of British Columbia purchased RAMP Systems for use in more than 25 hospitals and community care facilities, to assist in the early detection of heart attacks.

"With 20,000 heart attack tests expected to be performed annually in this region, approximatley 750,000 residents will enjoy the benefits of a locally developed diagnostic platform that has set a superior standard in point-of-care testing. Similar to Group Purchasing Organizations in the United States, BC's regional approach to administrating health care exploits the versatility of our high performance RAMP System given its broad applicability to both hospitals and health care clinics."

Bill Radvak, President and CEO

Testing for Congestive Heart Failure: BNP and NT-proBNP

Congestive heart failure (CHF) impedes the ability of the heart to pump blood at a rate sufficient to support the body's vital needs. CHF affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. The initial diagnosis of CHF is problematic as symptoms can be associated with other pathologies such as respiratory disease and the secondary effects of obesity. According to the American Heart Association, approximately 5 million Americans are currently afflicted with CHF and 550,000 new cases are diagnosed each year. The prevalence of CHF is expected to continue increasing due to the aging population and improved survival rates of patients with other cardiovascular diseases.

The initial diagnosis of CHF is problematic as symptoms can be associated with other pathologies. BNP (B-type natriuretic peptide) is a proprietary cardiac marker test used to assist in the diagnosis and management of congestive heart failure. Elevated levels of BNP indicate the presence of heart failure, and provide physicians with an important diagnostic tool in the early detection and management of CHF.

Clinical trials have demonstrated that rapid BNP testing in the emergency department can reduce hospital admissions, total treatment time and treatment costs. It has also been demonstrated that a single, point-of-care BNP test performed immediately upon arrival at the emergency department provided greater diagnostic accuracy than a clinician using historical data, physical examinations, conventional laboratories and chest x-rays.

In the US, the US$24 billion spent each year treating congestive heart failure has been singled out by hospital administrators as a key area where testing can dramatically impact costs by reducing admissions and total treatment time. Similar to current standards for suspected heart attack testing, new guidelines are expected to be published before the end of the year that require congestive heart failure test results to be obtained in less than 60 minutes. RAMP is well positioned to meet these higher performance standards, offer hospitals the ability to meet best practices guidelines for cardiovascular testing, and become the key rapid diagnostic solution.

The annual market for BNP testing is estimated to be approaching US$1 billion, with significant growth expected due to the increasing rate of adoption by the international medical community. BNP testing is gaining widespread acceptance as a routine procedure in the monitoring of patients with heart failure. Numerous clinical trials are exploring other cardiovascular applications, including acute coronary syndromes and heart surgery eligibility and prognosis.

BNP for Japan
In May 2006, Response and Shionogi & Co., Ltd. entered into a Marketing and Supply Agreement to commercialize a rapid quantitative RAMP test in Japan for BNP. The Companies also announced that the RAMP test for BNP received regulatory approval in Japan, allowing for its immediate market launch.

With exclusive rights to BNP diagnostics in Japan, Shionogi funded the development of the BNP test on Response Biomedical's RAMP platform and secured Japanese regulatory clearance. Shionogi will market the clinical point-of-care diagnostic system, manufactured exclusively by Response Biomedical, both directly as well as through its own network of distribution partners under the trademark 'SHIONOSPOT® BNP'.

Shionogi & Co. Ltd., headquartered in Osaka, is one of the leading pharmaceutical companies in Japan. Shionogi recorded total net sales for fiscal year ended March 31, 2005 of approximately US$1.9 billion. Operating divisions are focused on prescription drugs, OTC products, and diagnostics. Shionogi has marketed RIA type BNP assay SHIONORIA® in Japan since 1994, and has marketed new non-RIA type BNP assay MI02 SHIONOGI BNP in Japan since 2004.

NT-proBNP - Roche Diagnostics
NT-proBNP is a proven cardiac marker for the stratification of patients at cardiovascular risk and in patients with acute coronary syndrome. Evidenced by a study published in the February 17, 2005 issue of the New England Journal of Medicine, NT-proBNP is also valuable for risk stratification of patients with stable coronary heart disease and as a prognostic marker across the entire spectrum of cardiovascular diseases. It has the potential to detect early stages of CHF in the absence of clinically obvious symptoms. In addition, it can be used for the assessment of prognosis for patients with CHF and for patients who have previously had a myocardial infarction.

The license obtained from Roche allows the Company to commercialize a point-of-care NT-proBNP test. The addition of this important cardiovascular test will increase the potential market for the Company's RAMP cardiac products from $200 million to an estimated $800 million worldwide. The development of the RAMP NT-proBNP Test is on schedule with a planned commercial introduction in late 2006.

We are also pleased to confirm that Response has also been granted the first option ever awarded by Roche to develop a rapid Troponin T test. Troponin I and Troponin T are similar from a clinical perspective. The Roche Troponin T is used on lab systems in approximately 10% of US hospitals, in more than 50% of European hospitals and in more than 60% of Japanese hospitals.

Clinical Infectious Disease Market

Clinical infectious disease prevention and detection includes new product candidates in a broad array of priority areas such as Staphylococcus aureus (Staph A), Influenza (Flu) and Streptococcus aureus (Strep A) related bacterial and viral infections.

Conventional diagnosis of infectious diseases is time intensive, and prohibits immediate intervention and early treatment. Current testing requires the culturing of the suspect bacteria which takes on average 24 hours. Rapid clinical infectious disease testing is expected to improve patient outcomes by enabling physicians to make informed medical decisions within approximately 20 minutes from initiating testing.

The Company anticipates that its RAMP System will establish a new performance standard in rapid clinical infectious disease testing worldwide, replicating its leadership position in high priority markets including biodefense and West Nile Virus detection.

For example, the environmental RAMP West Nile Virus Test demonstrates the Company's core strengths insofar as it was developed in several months, independently validated by the US CDC as 100 times more sensitive than any other rapid test, and attracted the largest distributor of mosquito control products in the US as the sole distributor.

Given growing concerns about the spread of infectious diseases and broad consensus among leading public health experts internationally that an influenza pandemic is likely, the Company has made a long-term commitment to commercialize additional rapid infectious disease tests to enable early containment and treatment.

Staph A Test - 3M Medical Division

The Company achieved a key milestone as part of the co-development program with 3M Medical Division for a rapid Staph A test in the area of infection prevention. Hospital acquired infections are a tremendous burden on the health care system costing almost US$10 billion per year in the US alone, and result in approximately 12,000 deaths annually.

In the largest study of its kind, published in the August 8, 2005 issue of the Archives of Internal Medicine and largely funded by 3M, researchers estimate that Staphylococcus aureus (S. aureus) infections resulted in a three-fold increase in length of stay in hospitals, and five times the risk of death in hospitals. Among all invasive cardiovascular, orthopedic or neurosurgical stays, studies confirm the difference in length of stay was 16.6 days and additional health care cost of US$68,944. According to the CDC, more than 2 million patients each year in the US contract an infection as a result of receiving health care in a hospital.

RAMP Flu A Test

In October, Response initiated commercialization of a new high sensitivity rapid RAMP test for detecting Influenza A/B (Flu A/B), a highly contagious disease caused by the influenza virus that attacks the respiratory tract in humans. Initial results suggest the RAMP Flu A/B Test is capable of producing highly sensitive and reliable information with significant performance improvements over established rapid immunoassays. Improved rapid screening capability will enable early identification, containment and effective treatment of patients.

"The RAMP Flu A Test has consistently demonstrated sensitivity that is of an order of magnitude higher than available rapid tests. This superior level of sensitivity was also observed in detecting the H5N1 strain of Avian Flu, which provides confidence RAMP will be a clinically valuable diagnostic tool for both human and animal testing."

Dr. Paul C. Harris, Vice President, Research and Development

Due to insufficient sensitivity, the World Health Organization recommends against the use of currently available rapid Flu tests for detecting Avian or Bird Flu, a strain of Flu A, resulting in a large unmet medical need. Given the positive initial results of the RAMP Flu A Test and the validated superior performance of the RAMP System, numerous leading international public health authorities are now expressing interest in evaluating the RAMP Flu A Test for the detection of Avian Flu.

Given the current epidemic of Avian Flu among bird populations and broad recognition that more sensitive rapid screening tools are required in both human and bird applications, we are pursuing multiple collaborations with leading health care organizations, potential distributors, and development partners aimed at reducing health care costs and improving patient outcomes.

About Influenza
Human influenza is a common respiratory disease that spreads easily and rapidly from person to person. Every year, 5% to 20% of the US population suffers from influenza. Approximately 36,000 of those people die, and over 200,000 are admitted to hospitals. During an average flu season, influenza and related-complications are the 7th leading cause of death in the United States.

Avian Flu and Influenza Pandemic
Avian Flu is a strain of Influenza A that can spread easily and quickly among birds. Birds spread avian flu virus to one another through secretions and droppings. The H5N1 strain has already infected more than 130 people, with a mortality rate exceeding 50 percent, and has spread to poultry across parts of Asia and Europe.



If a pandemic occurs, it is expected that 18 - 27 million outpatient visits would need flu testing in the US alone.

There is broad consensus among leading public health experts internationally that Avian Flu will be fully transmitted to the human species. According to the US CDC, the economic impact of an influenza pandemic in the US is estimated to be US $71.3 to $166.5 billion, excluding disruptions to commerce and society.

If a pandemic occurs, it is expected that 18 - 27 million outpatient visits would need flu testing in the US alone. On November 1, 2005, US President Bush announced an aggressive $7.1 billion national strategy to safeguard against the danger of pandemic influenza.

BIODEFENSE

RAMP biodefense tests are commercially available for the rapid on-site detection of anthrax, ricin, botulinum toxin, and orthopox viruses including smallpox. Increasingly, first responders and HAZMAT professionals are relying on RAMP to help protect public health and safety, and to quickly and confidently identify a hoax.

The Company has received consistently strong interest in its biodefense product line since November, 2004 when RAMP became the only rapid anthrax field test to be lab tested and approved by AOAC International, in a US Department of Homeland Security-sponsored evaluation.

In early 2005, the Company filled its largest single biodefense purchase order including 23 RAMP Systems to be used for training first responders throughout the United States. In August, the Company shipped 10 RAMP Biodefense Systems to the Atlanta Fire Department, ordered through the Company's marketing and distribution partner U.S.-based Fisher Safety, a subsidiary of Fisher Scientific International and America's leading distributor of occupational safety products.

We are pleased to support the vital efforts of first responders in the US in combating bioterrorism and it is rewarding to know that RAMP is the rapid biological detection system of choice in key urban centers including Chicago, Los Angeles, Miami, Houston and Washington, DC.

Response earned Frost & Sullivan's 2005 Excellence in Technology of the Year Award in the field of biological agent detection and analysis for its overall excellence in technology development, evidenced by 18 months of independent validation testing conducted by AOAC International and sponsored by the U.S. Department of Homeland Security.


GENERAL DYNAMICS
Strength on Your Side™
4WARN
GENERAL DYNAMICS

PERFORMANCE TESTED
AOAC
RESEARCH INSTITUTE
LICENSE NUMBER 070403

With 17 leading international biodefense distributors and more than 250 RAMP Systems for biological detection in active field use worldwide, the Company continues discussions with several additional international defense organizations that have purchased RAMP Systems for evaluation in multiple large and long-term strategic applications.

General Dynamics

Response Biomedical and General Dynamics Canada Ltd., a business unit of General Dynamics Corp., have enjoyed considerable success integrating RAMP technology into General Dynamics' 4Warn System to enable rapid detection and identification of priority biothreat agents through an automated conitinuous monitoring technology that provides real time results. A fully functional prototype has been successfully demonstrated in recent field testing.

WEST NILE VIRUS

The RAMP West Nile Virus (WNV) Test is a highly sensitive pre-screening test used for identifying WNV in mosquitoes and birds. The Company's sole US distributor, Adapco Inc, is the largest supplier of mosquito control products in the US. After capturing approximately 20% percent of the total US mosquito control testing market in 2004, the first full year of sales, Adapco helped generate total RAMP WNV Test sales of more than $700,000 in 2005.

The market leading performance of the RAMP WNV Test has been confirmed in evaluations conducted by the US Centers for Disease Control and Prevention and the Canadian National Microbiology Lab. The results demonstrate that RAMP is approximately 100 times more sensitive than the competitive rapid WNV test. [1]

RAMP WNV Test vs. PCR-based lab analyzers
>76% sensitivity and 100% specificity
RAMP WNV Test vs. ELISA lab analyzers
>96% correlation

There are no vaccines available to prevent infection, and no drugs to treat the virus. Early detection of the virus is critical from a public health strategy in containing the spread and preventing human transmission of WNV. The competitive environment in rapid WNV testing remains unchanged, since the product was introduced to market in 2004.

In 2005, the US CDC recorded 2,949 human cases of West Nile virus reported in the US. In 2006, WNV has been reported in California, Florida and Mississippi.

[1] EVALUATION OF COMMERCIAL ASSAYS FOR DETECTING WEST NILE VIRUS ANTIGEN

KRISTEN L. BURKHALTER,[a] ROBBIN LINDSAY,[b] ROBERT ANDERSON,[c] ANTONIA DIBERNARDO,[b] WHALLEY FONG,[d] and ROGER S. NASCI

ABSTRACT

Two commercially available West Nile virus (WNV) detection assays (RAMP® WNV test, Response Biomedical Corp., Burnaby, British Columbia, Canada; and VecTest™ WNV antigen assay, Medical Analysis Systems, Inc., Camarillo, CA) were compared for sensitivity, specificity, and ability to detect WNV in field-collected mosquito pools. Serially diluted stock seed WNV and St. Louis encephalitis virus (SLEV) were used to determine sensitivity and specificity. The RAMP WNV test detected WNV at concentrations as low as 3.17 log10 plaque-forming units per milliliter (PFU/ml), whereas the VecTest assay detected WNV at concentrations as low as 5.17 log10 PFU/ml. Neither test cross-reacted with SLEV. A WNV-specific reverse transcriptase polymerase chain reaction was used to identify positives among field-collected mosquito pools. The RAMP WNV test detected 94% of positive pools and the VecTest assay detected 65% of the positive field-collected pools. Despite these differences, both assays have characteristics that make them useful in WNV surveillance programs.

[a] Arbovirus Diseases Branch, Division of Vector-Borne Infectious Diseases, Centers for Disease Control and Prevention, PO 2087, Fort Collins, CO 80522
[b] National Microbiology Laboratory, Public Health Agency of Canada, 1015 Arlington Street, Winnipeg, MB R3E 3R2, Canada
[c] Department of Biology, University of Winnipeg, Winnipeg, MB R3B 2E9, Canada
[d] Response Biomedical Corp., 8081 Lougheed Highway, Burnaby, BC V5A 1W9, Canada

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2005, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the "Risk Factors" section of our Annual Information Form. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "propose", "anticipate", "believe, "forecast", "estimate", and "expect" and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at April 27, 2006.

OVERVIEW

Response Biomedical Corporation ("Response Biomedical" or "the Company") develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has nine RAMP tests available for environmental and clinical testing applications and the Company has plans to commercialize additional tests.

The Company's revenues by product market segment were as follows:

Biodefense revenue for the year ended December 31, 2005 increased 87% to $1,642,705 compared to $879,637 in 2004.

Clinical revenue for the year ended December 31, 2005 increased 46% to $738,456 compared to $506,475 in 2004.

Vector products (West Nile Virus) revenue for the year ended December 31, 2005 decreased 5% to $707,477 compared to $741,084 in 2004.

Contract service fees and revenue from collaborative research agreements for the year ended December 31, 2005 decreased 27% to $401,042 compared to $549,685 in 2004.

As at December 31, 2005, the Company had bank indebtedness of $1,070,514 (2004 – $nil) with US$81,813 (2004 – US$1,000,000) of its US$1,000,000 line of credit available, and a cash balance of $173,094 (2004 – $2,716,902). In November 2005, the Company announced that, upon the expiry of its current US$1,000,000 revolving demand credit facility effective on December 30, 2005, the Company made provisions with its largest shareholder to guarantee another otherwise identical line of credit established under the same terms and which must be fully repaid by June 15, 2006. As at December 31, 2005, the Company had a negative working capital balance of $2,905,552 (2004 – working capital of $3,121,194).

During 2005, the Company closed one private placement of convertible and redeemable debentures raising net proceeds of $1,548,977. In addition, a further $141,085 in cash was obtained through the issuance of shares related to the exercise of stock options.

2005 Operational milestones included:

- In January, 2005, the receipt of final clearance to market the Company's Troponin I and CK-MB cardiac marker tests in China and Russia.

- In May 2005, the Company received both the 2005 Excellence in Technology of the Year Award and 2005 Product Innovation of the Year Award for its RAMP System from Frost & Sullivan, a global growth consulting company.

- In July 2005, the Company was granted a nonexclusive license from Roche Diagnostics to commercialize NT-proBNP and was granted an option to commercialize a test for Troponin T.

- In August 2005, the Company received its largest single purchase order from the U.S. first response community, shipping 10 RAMP biodefense systems to the Atlanta Fire Department.

- In October 2005, the Company closed a convertible debenture financing for gross proceeds of $1,579,000.

- In November 2005, the Company announced that upon the expiry of its current US$1,000,000 revolving demand credit facility effective on December 30, 2005, the Company had made provisions with Hans Moppert, its largest shareholder, who owned approximately 10 per cent of the Company's issued and

outstanding shares, to guarantee another otherwise identical line of credit established under the same terms with a six-month expiry date effective June 30, 2006. On December 30, 2005, The Company issued to Mr. Moppert 449,250 bonus warrants as consideration for the new loan guarantee. Each bonus warrant entitles Mr. Moppert to purchase one common share of the Company at a price of $0.42 for the term of the loan guarantee.

- In December 2005, the Company announced that it had appointed LXU Healthcare Inc., a leading provider of premier medical equipment and specialty devices, as its exclusive distributor for the RAMP Cardiovascular Tests in a number of key markets in the United States.

- In December 2005, the Company announced that The Interior Health Authority of British Columbia had purchased RAMP systems intended for use in more than 25 hospitals and community care facilities, to assist in the early detection of heart attacks.

- In December 2005, the Company announced it was undertaking a non-brokered private placement of up to 4,000,000 units at a price of $0.50 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant would entitle the holder thereof to purchase one common share of the Company at a price of $0.70 per share for a period of 24 months from the closing date of the private placement.

- Various collaborative research and development milestones were achieved with 3M Co., Shionogi & Co., Ltd. and General Dynamics Canada Ltd.

Subsequent to the year-end, on March 30, 2006, the Company closed private placement financings for total gross proceeds of $12,000,000. With the closing of the financings, five new Board members were appointed to replace existing board members [see note 17[a] to the audited consolidated financial statements].

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Actual results could differ from management's estimates. Areas of significant estimates include amortization of capital, the carrying value of convertible debentures and stock-based compensation.

The Company's significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2005. The Company believes that the significant accounting policies disclosed in its year-end financials are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2005 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue recognition
Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Research and development costs
Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian generally accepted accounting criteria for deferral and amortization.

Stock-based compensation
The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10[b] to the consolidated financial statements. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation. For stock-based awards to employees granted, modified or settled from January 1, 2002 to December 31, 2002, the Company discloses the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant.

Warranty accruals

The Company offers a warranty on its products. The Company estimates costs which may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company's warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Convertible debentures

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is being accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debenture.

RESULTS OF OPERATIONS
For the years ended December 31, 2005 and 2004

Revenue and Cost of Sales

Revenues from product sales for the year ended December 31, 2005 were $3,088,638 compared to $2,127,196 in 2004, an increase of 45%.

Biodefense product sales for the year ended December 31, 2005 increased 87% to $1,642,705 compared to $879,637 in 2004. The increase in biodefense product sales was primarily due to a growing customer base and growing acceptance of the Company's products following completion in November 2004 of an 18-month study performed by AOAC International and funded by the U.S. Department of Homeland Security and the U.S. Department of Defense in which the RAMP Anthrax Test was the only handheld anthrax test to receive AOAC certification.

Clinical cardiac product sales for the year ended December 31, 2005 increased 46% to $738,456 compared to $506,475 in 2004 due to timing of shipments to the Company's distributor in China.

Sales of the Company's West Nile Virus products for the year ended December 31, 2005 decreased 5% to $707,477 compared to $741,084 in 2004 due to weather patterns that were less conducive to the spread of the disease.

Revenues from contract service fees and collaborative research arrangements for the year ended December 31, 2005 were $401,042 compared to $549,685 in 2004, a decrease of 27%. This decrease was primarily due to the timing of the performance of services required to recognize service revenue from the Company's collaborations.

Cost of sales for the year ended December 31, 2005 was $1,652,033 compared to $1,388,549 in 2004, an increase of 19%. Cost of sales includes direct manufacturing labour and materials costs and allocated overhead.

Gross margin for the year ended December 31, 2005 increased to 53% compared to 48% in 2004 due to improved efficiencies offset partially by a higher proportion of clinical product sales versus biodefense product sales. Biodefense product sales generate higher per unit profits. Going forward, the Company expects gross margin to benefit from improved economies of scale and further process improvements as the Company scales up and automates its manufacturing operations. As in 2005, the Company expects this to be partially mitigated by an increase in clinical product sales relative to biodefense product sales.

Expenses

Research and development expenditures for the year ended December 31, 2005 increased to $4,387,304 from $2,394,974, an increase of 83%. The increase in 2005 reflects higher payroll and material costs to support increased product development activity on projects including tests for influenza A and B, BNP, NT-pro BNP, and Staph A ($1,022,000); NT-proBNP license fees ($612,000), product enhancements ($254,000) and increased facility costs ($68,000).

Marketing and business development expenses for the year ended December 31, 2005 increased to $3,319,288 compared to $1,758,918 in 2004, an increase of 89%. The increase in 2005 was due to higher payroll and benefit costs, related primarily to the hiring of additional sales and marketing staff ($854,000), increased travel costs associated with the increased sales activity ($218,000), increased marketing expenses ($308,000) and an increase in stock-based compensation from stock options granted to additional sales staff ($103,000).

General and administrative expenses for the year ended December 31, 2005 increased to $2,386,328 compared to $1,893,327 in 2004, an increase of 26%. This increase is partially the result of payroll and benefit costs related to the hiring and re-allocation of personnel from research and development to general and administration ($252,000), additional strategic consulting services ($74,000), increased facility costs ($46,000) and increased legal fees associated with corporate agreements and filings ($40,000).

Other Income/Expenses

For the year ended December 31, 2005, amortization of financing costs and interest expense were $165,426 compared to $173,279 for the same period in 2004. Amortization of deferred debt financing costs for the year ended December 31, 2005 were $73,047 (2004 - $138,016). These costs mainly relate to the amortization of the estimated fair value of warrants issued to a guarantor as part of a credit facility agreement. For the year ended December 31, 2005, the Company incurred, $22,537 (2004 - $34,488) in interest expense on the use of the line of credit facility and other miscellaneous interest charges and $69,842 in paid and accreted interest related to convertible and redeemable debentures.

During the year ended December 31, 2005, the Company earned interest income of $13,417 (2004 - $2,948) relating to funds on deposit.

Loss

For the year ended December 31, 2005, the Company reported a loss of $8,424,983 or $0.12 per share compared to a loss of $4,938,975 or $0.08 per share in 2004. The increase in loss is primarily due to increased marketing and business development expenses incurred to penetrate the U.S. point-of-care cardiovascular market, increased research and development expenditures for new research and development projects, and license fees for rights to develop a RAMP NT-pro BNP Test.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company's unaudited consolidated interim financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended December 31, 2005.

	4TH Quarter	3RD Quarter	2ND Quarter	1ST Quarter
2005	$	$	$	$
Total Revenue	1,043,215	719,729	929,919	796,817
Loss	(3,031,101)	(1,933,580)	(1,883,294)	(1,577,008)
Loss per share-				
Basic and Diluted	($0.04)	($0.03)	($0.03)	($0.02)
Total Assets	2,253,939	2,049,527	2,733,627	3,297,073
2004				
Total Revenue	456,493	657,753	753,499	809,136
Loss	(1,965,811)	(1,113,240)	(1,109,420)	(750,504)
Loss per share-				
Basic and Diluted	($0.03)	($0.02)	($0.02)	($0.01)
Total Assets	4,544,784	2,212,921	1,690,666	1,541,212

Quarter-to-quarter variability and the general increase in revenue is driven primarily by four factors:
1. Generally increasing market acceptance of the Company's products with 2005 being the second full year of sales for West Nile Virus products, the second full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004 and in the U.S. in January 2005;
2. Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year's sales occur in the second and third quarters;
3. The timing of achievement of services contract milestones and corresponding revenue recognition; and
4. The timing of biodefense product orders, and the timing of cardiac product orders from its distributor in China.

The increased losses reported during the period are primarily the result of increasing marketing and business development expenditures, increased research and development expenditures to improve current products and for new product development, and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements.

SELECTED ANNUAL INFORMATION FOR 2005, 2004, AND 2003

The following table sets forth consolidated financial data for the Company's last three fiscal years:

	2005	2004	2003
	$	$	$
Total Revenue	3,489,680	2,676,881	1,283,753
Loss	(8,424,983)	(4,938,975)	(4,191,602)
Loss Per Share - Basic and Diluted	(0.12)	(0.08)	(0.09)
Total Assets	2,253,939	4,544,784	1,181,334
Total Long-Term Obligations (1)	1,012,584	-	-
Cash Dividends Declared	-	-	-

(1) The long-term obligation balance in 2005 of $1,012,584 represents the accounting value as at December 31, 2005 of $1,579,000 principal in convertible redeemable debentures as described in note 8 to the audited consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of December 31, 2005 the Company has raised approximately $36.4 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

The Company's working capital deficiency as of December 31, 2005 was $2,905,552, a decrease of $6,026,746 from working capital of $3,121,194 as of December 31, 2004. For the year ended December 31, 2005, the Company relied on cash on hand, its line of credit facility and profit margin from sales of products and contract and collaborative research services to fund its expenditures.

The decrease in working capital in 2005 is principally attributed to cash used in operating activities during the year of $5,501,528, an increase in accounts payable and accrued liabilities of $1,475,011 as the Company worked to complete financings closed subsequent to year-end, a decrease in inventories of $330,196 to conserve cash, and purchases of property plant and equipment of $535,068 made primarily to increased test manufacturing capacity. This was offset by cash received from the issuance of $1,579,000 in convertible debentures less deferred financing and share issue costs of $70,690, the use of its line of credit in the amount of $1,070,514, and the exercise of stock options for $141,085.

Subsequent to year-end, the Company substantially improved its working capital position closing private placement financings for total gross proceeds of $12,000,000 [see note 17[a] to the audited consolidated financial statements]. For the year ended December 31, 2005, the Company incurred a loss of $8,424,983 versus a loss of $4,938,975 in 2004. Until the Company receives additional revenue from product sales, it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, and possibly additional debt financing.

As at December 31, 2005, the Company had 6,209,092 warrants outstanding at exercise prices between $0.42 and $1.50 per share, which if fully exercised, would result in the receipt of approximately $6.3 million. The Company also had 10,026,650 stock options outstanding of which 7,279,455 were exercisable at prices between $0.27 and $1.27 per share and which, if fully exercised, would result in the receipt of approximately $4.1 million.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful. Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate that the performance of its products exceeds that of competing tests. Additionally, where relevant, the Company may be required to show that the results of its products are similar to more expensive laboratory-based products. For clinical testing applications, the Company requires a number of regulatory approvals to market its products, the most important being approval by the United States Food and Drug Administration. Although uncertain at this time, regulatory approvals could be required at some point in the future for the Company's environmental testing products. The market for the Company's products will also be influenced by competing technologies and the success of the Company's business will be highly dependent on the degree of protection provided by its intellectual property. The Company must also obtain funding for the development and commercialization of its products on reasonable terms and must compete for capital with firms within the medical diagnostics industry as well as with firms in other sectors. The recruitment and retention of personnel skilled in product development and manufacturing is critical for the Company to achieve its objectives. The Company attempts to reduce business and product development risk through a number of different strategies. For example, the Company seeks to establish relationships with strategic partners to assist in the development, funding and marketing of some of its products. This allows the Company to focus on using its own resources to develop additional product candidates and exploit new applications for its technology, further enhancing the number of product opportunities available to the Company. The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. If the Company cannot protect its technology, companies with greater resources than the Company may be able to use their technology to make products that directly compete with the Company's. Additionally, third parties claiming that the Company infringes on their proprietary rights may be able to prevent the Company from marketing its products or force the Company to enter into license agreements to do so. Both situations may negatively impact the Company's ability to generate revenues, cash flows and earnings. The Company will also continue to review and wherever practical, expand upon its intellectual property portfolio to safeguard what the Company believes to be its technological competitive advantages.

The Company has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient

funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

Foreign Exchange and Inflation
Financial risk is the risk to the Company's results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts that are used to pay for expenses in U.S. dollars.

Interest rate risk arises due to the Company's cash and cash equivalents being invested in variable rate securities and the Company's loans having fixed and variable interest rates.

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at December 31, 2005, the Company had the following commitments and contractual obligations:

Commitments and Obligations

	Total $	< 1 Year $	1 - 3 Years $	4 - 5 Years $	> 5 Years $
UBC License Fee	79,000	10,500	31,500	21,000	16,000
NT-proBNP License Fee*	2,215,210	1,049,310	1,165,900		
Facility Sublease*	1,431,077	732,000	699,077		
Convertible debentures principal**	1,579,000	-	1,579,000		
Convertible debentures interest**	310,408	110,530	199,878		

*See note 13 to the audited consolidated financial statements.
**See note 8 to the audited consolidated financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at March 31, 2006 there were 92,726,616 common shares issued and outstanding, 10,080,250 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.58 per share, 1,167,800 common shares reserved for future grant or issuance under the Company's stock option plan; 19,144,372 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.73 per share and 3,502,377 common shares issuable upon the conversion of debentures at an average conversion price of $0.42 per share.

TRANSACTIONS WITH RELATED PARTIES

The Company has various agreements with Directors and former Directors which are described in Note 11 of its audited consolidated financial statements for the years ended December 31, 2005 and 2004.

FINANCIAL INSTRUMENTS

Certain of the Company's financial instruments, including cash equivalents, accounts and amounts receivable and accounts payable, the carrying amounts approximate fair values due to their short term nature.

The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is being accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debenture.

Financial risk is the risk to the Company's results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that approximately 95% of total revenues for the year ended December 31, 2005 were received in U.S. dollars. The Company minimizes this risk by maintaining a U.S. dollar account for all U.S. sales revenues and expenditures, thereby minimizing currency exchange.

Interest rate risk arises due to the Company's cash and cash equivalents being invested in variable rate securities.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements contained in this annual report have been approved by the board of directors, and were prepared by management using Canadian generally accepted accounting principles. Management is responsible for the preparation and integrity of the consolidated financial statements and all other information in the annual report, and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The board of directors, through the Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control.

The consolidated financial statements have been audited by Ernst & Young LLP. During the course of their audit, Ernst & Young LLP reviewed the Company's system of internal control to the extent necessary to render their opinion on the consolidated financial statements.



Bill Radvak
President & Chief Executive Officer



Rob Pilz
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of
Response Biomedical Corporation

We have audited the consolidated balance sheets of **Response Biomedical Corporation** as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants
Vancouver, Canada,
March 3, 2006 (except for Note 17
which is as of April 7, 2006).

Comments by Auditors for United States Readers on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 3, 2006 (except for Note 17 which is as of April 7, 2006) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Ernst & Young LLP

Chartered Accountants
Vancouver, Canada,
March 3, 2006 (except for Note 17
which is as of April 7, 2006).

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

[See Note 1 - Basis of Presentation]

As at December 31   (Expressed in Canadian dollars)

	2005 $	2004 $
ASSETS *[note 8]*		
Current		
Cash	173,094	2,716,902
Trade receivables *[note 3]*	421,672	244,785
Other receivables	62,448	40,777
Inventories *[note 4]*	693,915	1,024,111
Prepaid expenses and other	70,578	52,076
Total current assets	1,421,707	4,078,651
Property, plant and equipment *[note 5]*	710,400	394,253
Deferred financing costs *[notes 6, 7 and 8]*	121,832	71,880
Total assets	2,253,939	4,544,784
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Bank indebtedness *[note 7]*	1,070,514	-
Accounts payable and accrued liabilities	2,334,513	859,502
Subscription funds received *[notes 10[a][i] and 17[a]]*	766,045	-
Deferred revenue - current portion	156,187	90,505
Deferred lease inducement - current portion	-	7,450
Total current liabilities	4,327,259	957,457
Deferred revenue	92,888	155,271
convertible debentures *[note 8]*	1,012,584	-
Deferred lease inducement	-	1,240
	5,432,731	1,113,968
Commitments and contingencies *[note 13]*		
Shareholders' equity (deficiency)		
Share capital *[note 10[a]]*	35,743,700	35,606,778
Contributed surplus *[notes 7, 8, 10[a] and 10[c]]*	5,341,423	3,662,970
Deficit	(44,263,915)	(35,838,932)
Total shareholders' (deficiency)	(3,178,792)	3,430,816
	2,253,939	4,544,784

See accompanying notes

On behalf of the Board:

William J. Radvak
Director

Brian G. Richards
Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31   (Expressed in Canadian dollars)

	2005 $	2004 $	2003 $
REVENUE			
Contract service fees and revenues from			
collaborative research arrangements *[note 14]*	**401,042**	549,685	455,958
Product sales *[note 14]*	**3,088,638**	2,127,196	827,795
Total revenue	**3,489,680**	2,676,881	1,283,753
Less: cost of sales - products and services *[note 10[c]]*	**1,652,033**	1,388,549	742,564
Gross profit	**1,837,647**	1,288,332	541,189
EXPENSES			
General and administrative *[note 10[c] and 11]*	**2,386,328**	1,893,327	1,316,790
Research and development *[note 10[c]]*	**4,387,304**	2,394,974	2,169,461
Marketing and business development *[note 10[c]]*	**3,319,288**	1,758,918	855,502
Total expenses	**10,092,920**	6,047,219	4,341,753
OTHER EXPENSE			
Interest expense *[notes 7, 8 and 9]*	**92,379**	35,263	78,304
Interest income	**(13,417)**	(2,948)	(457)
Amortization of deferred financing costs *[note 6]*	**73,047**	138,016	329,039
Gain on disposal of property, plant and equipment	**(6,834)**	-	-
Foreign exchange (gain) loss	**24,535**	9,757	(15,848)
Total other expense	**169,710**	180,088	391,038
Loss for the year	**(8,424,983)**	(4,938,975)	(4,191,602)
Deficit, beginning of year	**(35,838,932)**	(30,899,957)	(26,708,355)
Deficit, end of year	**(44,263,915)**	(35,838,932)	(30,899,957)
Loss per common share - basic and diluted			
[note 10[f]]	**($0.12)**	($0.08)	($0.09)
Weighted average number of common shares			
outstanding *[note 10[f]]*	**67,631,104**	58,713,725	48,164,132

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (Expressed in Canadian dollars)

	2005	2004	2003
	$	$	$
OPERATING ACTIVITIES			
Loss for the year	(8,424,983)	(4,938,975)	(4,191,602)
Add (deduct) items not involving cash:			
Amortization of property, plant and equipment	218,921	206,816	135,816
Gain on disposal of property, plant and equipment	(6,834)	-	-
Stock-based compensation	1,007,525	814,682	136,918
Amortization of deferred loan costs	73,047	138,016	329,039
Accertion of convertible debentures	48,040	-	-
Deferred leasehold inducement	(8,690)	(7,447)	16,137
Changes in non-cash working capital:			
Trade receivables	(176,887)	(93,227)	(24,330)
Other receivables	(21,671)	(26,695)	12,824
Inventories	330,196	(449,831)	(246,283)
Prepaid expenses and other	(18,502)	(37,696)	84,531
Accounts payable and accrued liabilities	1,475,011	149,630	311,613
Deferred revenue	3,299	194,568	-
Cash used in operating activities	(5,501,528)	(4,050,159)	(3,435,337)
INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(535,068)	(312,907)	(197,495)
Proceeds on disposal of property, plant and equipment	6,834	-	-
Cash used in investing activities	(528,234)	(312,907)	(197,495)
FINANCING ACTIVITIES			
Proceeds from issuance of common shares, and warrants, net of share issue costs *[note 10[a]]*	141,085	8,661,177	3,253,964
Proceeds from (repayment of) bank indebtedness	1,070,514	(1,401,786)	198,370
Proceeds from issuance of debentures	1,579,000	-	-
Deferred financing and share issue costs	(70,690)	-	-
Proceeds from (repayment of) loans from shareholders and directors	-	(180,279)	180,279
Proceeds from share subscriptions	766,045	-	-
Cash provided by financing activities	3,485,954	7,079,112	3,632,613
Increase (decrease) in cash during the year	(2,543,808)	2,716,046	(219)
Cash, beginning of year	2,716,902	856	1,075
Cash, end of year	173,094	2,716,902	856
Supplemental disclosure			
Interest paid	44,339	35,263	78,304

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004 (Expressed in Canadian dollars)

1. BASIS OF PRESENTATION

Response Biomedical Corporation (the "Company") was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia). The Company is engaged in the research, development and commercialization of diagnostic technologies for the medical point-of-care ("POC") and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP® (Rapid Analyte Measurement Platform).

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for use in the early detection of heart attack, environmental detection of West Nile Virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred significant losses to date and as at December 31, 2005 had an accumulated deficit of $44,263,915. The Company's ability to continue as a going concern is dependent upon its ability to achieve profitable operations, obtain additional capital and dependent on the continued support of its shareholders. Management is planning to raise additional capital to finance expected growth [see note 17[a]] relating to financing in 2006]. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company's operations.

These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. A summary of the significant accounting policies are as follows:

Basis of consolidation
These consolidated financial statements include the accounts of Response Biomedical Corporation and its wholly-owned subsidiaries, Response Biomedical Inc., an active United States company with nominal assets and liabilities and no operations of its own, and Response Development Inc., an inactive Canadian company with nominal assets and liabilities.

Use of estimates
The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories
Raw materials inventory is carried at the lower of actual cost, determined on a first-in first-out basis, and replacement cost. Finished goods and work in process inventories are carried at the lower of weighted average cost and net realizable value. Cost of finished goods and work in process inventories includes direct materials, direct labour and applicable overhead.

Property, plant and equipment
Property, plant and equipment is recorded at cost and amortized over its estimated useful lives using the straight-line method as follows:

Office and laboratory furniture and equipment	5 years
Office and laboratory computer equipment	3 years
Computer software	2 years
Manufacturing equipment	5 years
Manufacturing molds	2 years
Leasehold improvements	Term of lease

Deferred financing and share issue costs
Deferred financing costs reflect the costs incurred in connection with bank indebtedness financings and convertible debentures and are amortized on a straight-line basis over the terms of the respective agreements. Deferred share issue costs represent costs incurred in connection with share financings and are offset against share capital at the time the share financing closes.

Foreign currency translation
Monetary items denominated in foreign currencies, including those of the Company's U.S. integrated subsidiary, are translated into Canadian dollars using exchange rates in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate for the year. Foreign exchange gains and losses are included in the determination of loss for the year.

Revenue recognition
Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against cost of sales at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

Research and development costs
Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian generally accepted accounting criteria for deferral and amortization. To date, no development costs have been deferred.

Loss per common share
Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares. Diluted loss per common share is equivalent to basic loss per common share as the outstanding options, warrants and convertible securities are anti-dilutive.

Future income taxes
The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in substantively enacted rates is included in earnings in the period that includes the enactment date. Future income tax assets, net of a valuation allowance, are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock-based compensation
The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 10[b]. The Company uses the fair value method of accounting for all stock-based awards for consultants and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to officers, directors and employees. For stock-based awards to employees granted, modified or settled from January 1, 2002 to December 31, 2002, the Company discloses the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant. The pro forma information is presented in note 10[c].

Government assistance
Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Convertible debentures
The carrying value of the convertible debentures is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt is recorded as contributed surplus. The carrying value of the convertible debentures is being accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures.

3. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash, trade receivables, other receivables and accounts payable, the carrying amounts approximate fair values due to their short-term nature. The carrying values of the convertible debentures approximate fair value based on the discounted cash flows at market rates.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at December 31, 2005, four [2004 - five] customers represent 76% [2004 - 72%] of the trade receivables balance.

Financial risk is the risk to the Company's results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts which are used to pay for expenses in U.S. dollars. Interest rate risk arises due to the Company's loans having fixed and variable interest rates.

4. INVENTORIES

	2005	2004
	$	$
Raw materials	355,985	293,642
Work in process	37,770	94,535
Finished goods	300,160	635,934
	693,915	1,024,111

5. PROPERTY, PLANT AND EQUIPMENT

	Cost $	Accumulated amortization $	Net book value $
2005			
Office furniture and equipment	20,789	20,789	-
Office computer equipment	70,595	57,475	13,120
Laboratory furniture and equipment	447,805	395,426	52,379
Laboratory computer equipment	303,865	161,328	142,537
Computer software	67,396	39,799	27,597
Manufacturing equipment	485,091	60,646	424,445
Manufacturing molds	167,200	159,914	7,286
Leasehold improvements	110,823	67,787	43,036
	1,673,564	963,164	710,400
2004			
Office furniture and equipment	26,588	26,588	-
Office computer equipment	58,213	49,754	8,459
Laboratory furniture and equipment	430,459	377,349	53,110
Laboratory computer equipment	229,089	80,903	148,186
Computer software	46,098	10,954	35,144
Manufacturing equipment	127,557	34,961	92,596
Manufacturing molds	162,266	138,136	24,130
Leasehold improvements	64,713	32,085	32,628
	1,144,983	750,730	394,253

Included in manufacturing equipment at December 31, 2005 is $158,000 of equipment which has not been amortized as it has not been put in use. Amortization expense amounted to $218,921 for the year ended December 31, 2005 [2004 - $206,816].

6. DEFERRED FINANCING AND SHARE ISSUE COSTS

	2005	2004
	$	$
Deferred financing costs	90,885	71,880
Less: amortization	(1,360)	-
Deferred share issue costs	32,307	-
	121,832	71,880

On December 31, 2005, the Company had capitalized financing costs of $90,885 [2004 - $71,880] and recorded amortization expense in the year ended December 31, 2005 of $73,047 including amortization of costs capitalized in 2004 [2004 - $138,016; 2003 - $329,039] *[see notes 7 and 8]*.

7. BANK INDEBTEDNESS

As at December 31, 2005 the Company has a credit facility of up to U.S.$1,000,000 [2004 - U.S.$1,000,000] with a Canadian chartered bank of which $1,070,514 [U.S.$918,187] [2004 - $nil] was utilized as at December 31, 2005. Amounts outstanding under this credit facility are payable on demand and bear interest at the bank's prime rate which at December 31, 2005 was 5.0% [2004 - 4.25%]. This credit facility was guaranteed by a shareholder up to December 31, 2005. Upon the expiry of the credit facility, the shareholder agreed to guarantee another otherwise identical line of credit established under the same terms with a six month expiry date on June 30, 2006. In consideration for providing the guarantee in December 2005, the Company issued to the guarantor a total of 449,250 warrants. Each warrant entitles the guarantor to purchase one common share of the Company at a price of $0.42 for the term of the loan guarantee, subject to a hold period expiring on May 1, 2006 [2004 – 449,250 non-transferable share purchase warrants expiring on December 31, 2005]*[see note 17[b]* related to the subsequent exercise of warrants and termination of the facility].

The estimated fair value of the share purchase warrants, using the Black-Scholes pricing model, amounting to $71,880 in 2005 [2004 - $71,880] has been credited to contributed surplus and recorded as deferred financing costs and is being amortized over the term of the credit facility.

Interest expense for the year ended December 31, 2005 amounted to $22,537 [2004 - $34,488; 2003 - $58,970].

8. CONVERTIBLE DEBENTURES

On October 21, 2005, the Company issued units comprising convertible debentures and common share purchase warrants in the aggregate face amount of $1,579,000 with a term of three-years bearing interest at 7% per annum payable quarterly. Each unit comprises a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants for an aggregate amount of warrants with rights to purchase an aggregate amount of 1,879,010 common shares of the Company at a price of $0.50 per common share for a period of 2 years. The debenture conversion price is $0.42 per common share for the first two years, and $0.47 per common share in the third year.

The Company has the right to redeem the debentures for either cash or common shares, at market price, if the volume weighted average trading price exceeds 200 per cent of the conversion price for 10 consecutive trading days.

In accordance with Section 3861 of the CICA Handbook, the proceeds of the debentures have been allocated to their debt and equity components. The liability component has been initially recorded as $964,545 which was calculated as the present value of the interest and principal amounts discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debenture was issued. The residual amount of $614,955 has been recorded in contributed surplus. The liability component is being accreted to fair value over the term of the debenture as a non-cash charge to interest expense. As at December 31, 2005, the accounting value of the debt amounted to $1,012,584.

In addition, the Company incurred $30,023 in transaction costs which have been allocated to deferred financing costs and contributed surplus in the amounts of $18,342 and $11,681, respectively.

For the year ended December 31, 2005, interest expense, including accretion of the debentures, amounted to $69,842.

As collateral, pursuant to convertible debenture agreements, the debenture holders have been provided a charge over all of the Company's assets.

9. LOANS PAYABLE TO SHAREHOLDERS AND DIRECTORS

During the year ended December 31, 2003, the Company entered into several short-term loan agreements with shareholders and directors which at December 31, 2003 amounted to $180,279. The loans were without collateral, bore interest at 9% per annum and were repayable on demand with maturity dates to June 30, 2004. During the year ended December 31, 2004, the loans plus accrued interest were repaid in full. Interest expense for the year ended December 31, 2004 amounted to $5,872 [2003 - $5,587].

10. SHARE CAPITAL

[a] Authorized - unlimited common shares without par value.

Issued and outstanding	Number #	Amount $
Balance, December 31, 2002	46,057,751	25,567,572
Issued for cash:		
Exercise of warrants	1,090,750	490,828
Exercise of stock options	592,224	186,321
Private placement, net of issue costs of $14,630	5,777,796	2,576,815
Balance, December 31, 2003	53,518,521	28,821,536
Issued for cash:		
Exercise of warrants	4,795,471	2,535,613
Exercise of stock options	1,359,813	640,637
Private placement, net of issue costs [ii and iii]	7,661,667	3,637,470
Issued as a finders fee	100,000	-
Issued as agent work fee	-	(28,478)
Balance, December 31, 2004	67,435,472	35,606,778
Issued for cash:		
Exercise of stock options	265,000	141,085
Share issue costs	-	(9,419)
Issued for non-cash:		
Stock-based compensation related to stock options exercised	-	5,256
Balance, December 31, 2005	67,700,472	35,743,700

10. SHARE CAPITAL [a] *(cont'd)*

[i] In December 2005, the Company announced the undertaking of a non-brokered private placement of up to 4,000,000 units at a price of $0.50 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.70 per share for a period of 24 months from the closing date of the private placement. Shares and warrants are subject to a four-month hold period from the date of close. As at December 31, 2005, $766,045 was received and is reported as subscription funds received on the balance sheet.

[ii] In December 2004 the Company closed a private placement consisting of 3,911,667 units at a price of $0.75 per unit for gross proceeds of $2,933,750, before share issuance costs of $318,449 for net proceeds of $2,615,301. The private placement comprised a brokered amount of $2,227,500 in addition to a non-brokered amount of $706,250.

Each unit comprised one common share and two one-half of one non-transferable common share purchase warrants. The first half-warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.00 per share, expiring on December 30, 2005. The second half-warrant entitled the holder to purchase one common share of the Company for each whole warrant at a price of $1.25 per share up to December 30, 2005 and at a price of $1.50 per share from December 31, 2005 expiring on December 30, 2006.

In connection with the financing, the Company paid a cash commission of $178,200, legal and professional fees of $65,249 and granted 100,000 units to the agent of this financing. The 100,000 units were valued at the market price of $75,000 and were recorded as share issuance cost. In addition, the Company granted a non-transferable option entitling the agent to purchase 391,167 units, exercisable at a price of $0.75 per unit. The option expires on December 30, 2006. The fair value of this unit option of $50,852, was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.0%; expected volatility 59%; risk-free interest rate 3.00%; and expected life of 6 months. $28,478 and $22,374 of the total fair value of the unit option has been recorded against share capital and the fair value of the warrants, respectively, as share issuance cost with a corresponding credit to contributed surplus.

The 4,011,667 share purchase warrants issued as a result of the private placement were classified as a separate equity component from share capital the fair value of which was determined using the Black-Scholes pricing model using the following weighted average assumptions: dividend yield 0.0%; expected volatility 71.35%; risk-free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $1,183,734 of the proceeds, net of share issuance cost of $140,117, was allocated as the fair value of the warrants, which is included in contributed surplus in the consolidated balance sheet.

[iii] In June 2004, the Company closed a non-brokered private placement consisting of 3,750,000 units at a price of $0.80 per unit for gross proceeds of $3,000,000 before a finders fee of $200,000 and legal cost of $5,374 for net proceeds of $2,794,626. Each unit comprised one common share and one half of one common share purchase warrant.

Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of $1.15 per share expiring June 21, 2006.

The 1,875,000 share purchase warrants issued as a result of the private placement have been classified as a separate component of equity, the fair value of which has been determined using the Black-Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 72.70%; risk-free interest rate 3.00%; and expected life of 1.41 years. Accordingly, $663,723 of the proceeds, net of share issuance cost of $48,777, has been allocated as the fair value of the warrants, which is recorded in contributed surplus in the consolidated balance sheet.

[b] Stock option plan

On June 21, 2005, the shareholders approved a new stock option plan (the "2005 Plan") to provide an incentive to executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan is effective May 3, 2005 and will terminate May 3, 2007. The exercise price of the options is determined by the Compensation Committee, but generally will be equal to the closing trading price of the common shares on the day immediately preceding the grant date. The options generally vest over a period of 18 months and the term may not exceed five years. Of the 11,500,000 [December 31, 2004 – 11,500,000] stock options authorized for grant under the 2005 Plan, 1,392,350 stock options are available for grant at December 31, 2005.

At December 31, 2005 the following stock options were outstanding:

	Options outstanding December 31, 2005			Options exercisable December 31, 2005	
Range of exercise prices $	Number of shares under option #	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options currently exercisable #	Weighted average exercise price $
0.27 - 0.39	1,172,950	1.16	0.28	1,104,925	0.27
0.40 - 0.49	245,300	4.29	0.45	96,189	0.45
0.50 - 0.59	5,037,250	2.94	0.51	3,071,377	0.50
0.60 - 0.69	401,800	2.98	0.64	288,200	0.63
0.72 - 0.79	1,746,100	2.64	0.73	1,477,139	0.73
0.80 - 0.89	1,348,400	3.12	0.81	1,169,275	0.81
0.90 - 1.27	74,850	2.13	1.03	72,350	1.03
	10,026,650	2.71	0.57	7,279,455	0.57

The options expire at various dates from January 6, 2006 to December 30, 2010.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned common shares #	Weighted average exercise price $
Balance, December 31, 2002	6,172,300	0.49
Options granted	1,086,300	0.57
Options forfeited	(105,026)	0.60
Options cancelled	(155,000)	0.55
Options expired	(296,000)	1.06
Options exercised	(592,224)	0.32
Balance, December 31, 2003	6,110,350	0.49
Options granted	3,282,700	0.75
Options forfeited	(121,737)	0.73
Options expired	(270,000)	0.42
Options exercised	(1,359,813)	0.47
Balance, December 31, 2004	7,641,500	0.60
Options granted	4,055,150	0.57
Options forfeited	(562,750)	0.81
Options expired	(842,250)	0.72
Options exercised	(265,000)	0.53
Balance, December 31, 2005	10,026,650	0.57

The exercise price equaled the fair market value on the date of grant for all options granted during the years ended December 31, 2005, 2004 and 2003.

During 2005, the Company amended the expiry dates of certain stock options, as follows:

Number of shares under option #	Exercise price $	Date of expiry previous	Date of expiry current
100,000	0.61	March 1, 2005	May 1, 2007
200,000	0.50	August 1, 2005	June 20, 2006
300,000			

During 2005, the Company reduced the exercise price of certain stock options, as follows:

Number of shares under option #	Exercise price $	Exercise price current $
40,000	0.69	0.67
200,500	0.75	0.47 - 0.66
240,500		

10. SHARE CAPITAL (cont'd)

[c] Stock-based compensation

For the year ended December 31, 2005, the Company recognized compensation expense of $935,021 [2004 - $434,182; 2003 - $82,518] as a result of stock options granted to officers, directors and employees recognized and compensation expense of $72,504 [2004 - $380,500; 2003 - $54,400] as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2005	2004	2003
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	103%	128%	99%
Risk-free interest rate	3.24%	3.36%	3.14%
Expected life	2.3 years	2.45 years	1.65 years
Fair value per share	$0.30	$0.42	$0.21

The following table shows stock-based compensation allocated by type of cost:

	2005 $	2004 $	2003 $
Cost of sales - products and services	72,591	84,102	11,597
General and administrative	514,702	449,620	106,672
Research and development	215,617	179,360	15,633
Marketing and business development	204,615	101,600	3,016
	1,007,525	814,682	136,918

The following table provides pro forma loss for the year and pro forma basic and diluted loss per share had compensation expense, for awards granted to employees from January 1, 2002 to December 31, 2002, been based on the fair value method of accounting for stock-based compensation:

	2005 $	2004 $	2003 $
Loss for the year, as reported	(8,424,983)	(4,938,975)	(4,191,602)
Pro forma compensation expense	-	-	(393,392)
Pro forma loss for the year	(8,424,983)	(4,938,975)	(4,584,994)
Pro forma loss per share - basic and diluted	(0.12)	(0.08)	(0.09)

[d] Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company's cumulative cash flow. Commencing in March 2005, 825,000 common shares currently held in escrow may be released in 12 tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. At December 31, 2005 no escrow shares have been requested to be released.

[e] Common share purchase warrants

At December 31, 2005, the following common share purchase warrants were outstanding:

Number of common shares issuable	Exercise price $	Date of expiry
1,875,000	1.15	June 21, 2006
449,250	0.42	June 30, 2006
2,005,832	1.50	December 30, 2005
1,879,010	0.50	October 21, 2007
6,209,092	1.01	

The Company is required to pay additional finders fees of $117,813 upon exercise of the 1,875,000 share purchase warrants issued pursuant to a June 21, 2004 financing.

In addition, at December 31, 2005, the Company has an agent option outstanding entitling the agent to purchase 391,167 units exercisable at a price of $0.75 per unit. Each unit comprises one common share and one-half of one non-transferable common share purchase warrant, each whole warrant entitling the holder to purchase one common share of the Company at a price of $1.50 per share until December 30, 2006, the expiry date of the option.

Common share purchase warrant transactions are summarized as follows:

	Number of warrants #	Weighted average exercise price $
Balance, December 31, 2002	2,703,858	0.59
Warrants issued	4,553,081	0.51
Warrants expired	(1,369,467)	0.61
Warrants exercised	(1,090,750)	0.45
Balance, December 31, 2003	4,796,722	0.53
Warrants issued	6,335,917	1.19
Warrants expired	(1,251)	0.55
Warrants exercised	(4,795,471)	0.53
Balance, December 31, 2004	6,335,917	1.19
Warrants issued	2,328,260	0.48
Warrants expired	(2,455,085)	0.96
Balance, December 31, 2005	6,209,092	1.01

[f] Loss per common share

	2005	2004	2003
Numerator			
Loss for the year	($8,424,983)	($4,938,975)	($4,191,602)
Denominator			
Weighted average number of common shares outstanding	67,631,104	58,713,725	48,989,132
Less: escrowed shares [note 10[d]]	-	-	(825,000)
Weighted average number of common shares outstanding	67,631,104	58,713,725	48,164,132
Loss per common share - basic and diluted	($0.12)	($0.08)	($0.09)

11. RELATED PARTY TRANSACTIONS

In addition to the transaction described in note 9, the following payments were made to directors or companies related to or under their control:

	2005 $	2004 $	2003 $
General and administrative			
Strategic consulting services	85,301	71,930	-
Share issue costs	-	20,522	-

On February 4, 2004, a consultant to the Company was elected to the board of directors. At that time, there was an existing consulting services agreement in place between the parties, pursuant to which the Company was required to pay a company controlled by the consultant a monthly fee of U.S.$5,000. The term of the agreement expired June 21, 2005 when the director did not stand for re-election at the Company's annual general meeting.

On June 21, 2005 a person who had been working as a consultant to the Company joined the board of directors. The Company is paying a company wholly owned and controlled by this director a maximum of $4,500 per month, which can only be exceeded with authorization by the Company. The agreement has a minimum term of six months, after which it automatically renews on a monthly basis and may be terminated by either party within thirty (30) days written notice.

A person who joined the board of directors in June 2005, entered into a consulting agreement with the Company for which the amount of $19,800 was paid to a company wholly owned and controlled by this director for consulting services provided in the last two months of 2005.

All related party transactions are recorded at their exchange amounts, established and agreed between the parties.

12. INCOME TAXES

At December 31, 2005 the Company had approximately $21,314,000 of non-capital loss carry forwards, approximately $2,563,000 of federal investment tax credits and approximately $1,067,000 of provincial investment tax credits available to reduce taxable income and taxes payable for future years. These losses and investment tax credits expire as follows:

12. INCOME TAXES *(cont'd)*

	Provincial investment tax credits $	Federal investment tax credits $	Non-capital loss carryforwards $
2006	-	149,000	2,058,000
2007	-	111,000	3,164,000
2008	-	153,000	2,157,000
2009	-	227,000	2,986,000
2010	239,000	430,000	2,906,000
2011	213,000	384,000	-
2012	129,000	233,000	-
2013	93,000	168,000	-
2014	176,000	317,000	2,601,000
2015	217,000	391,000	5,442,000
	1,067,000	2,563,000	21,314,000

In addition, the Company has unclaimed tax deductions of approximately $9,770,000 related to scientific research and experimental development expenditures available to carry forward indefinitely to reduce taxable income of future years and other deductible temporary differences of approximately $2,484,000.

Significant components of the Company's future tax assets as of December 31, 2005 are shown below.

	2005 $	2004 $
Future tax assets:		
Book amortization in excess of tax capital cost allowance	547,000	628,000
Non-capital loss carry forwards	7,273,000	6,016,000
Research and development deductions and credits	5,724,000	5,689,000
Share issue costs	109,000	133,000
Unearned revenue	113,000	88,000
Unrealized foreign exchange	78,000	71,000
Total future tax assets	13,844,000	12,625,000
Valuation allowance	(13,844,000)	(12,625,000)
Net future tax assets	-	-

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization does not meet the requirements of "more likely than not" under the liability method of tax accounting. Accordingly, a valuation allowance has been recorded and no future tax assets have been recognized as at December 31, 2005 and 2004.

The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense (recovery), using a 34.87% [2004 - 35.62%; 2003 - 37.62%] statutory tax rate, at December 31, 2005 is:

	2005 $	2004 $	2003 $
Income taxes (recovery) at statutory rates	(2,938,000)	(1,759,000)	(1,577,000)
Expenses not deductible for tax purposes	359,000	206,000	175,000
Non-captial losses for which no benefit has been recognized	1,898,000	962,000	784,000
Other temporary differences for which no benefit has been recognized	681,000	591,000	618,000
	-	-	-

13. COMMITMENTS AND CONTINGENCIES

[a] Research and license agreements

[i] The Company entered into an exclusive license agreement with the University of British Columbia ("UBC") effective March 1996, as amended October 2003, to use and sublicense certain technology ("Technology") and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company shall pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year. Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. These payments are expensed in the year incurred. The agreement terminates on the expiration date or invalidity of the patents or upon bankruptcy or insolvency of the Company. Pursuant to the agreement, the Company paid $10,500 for the year ended December 31, 2005 [2004 - $28,500; 2003 - $nil]

[ii] On July 26, 2005, the Company and Roche Diagnostics entered into a licensing agreement whereby the Company was granted a nonexclusive license under patent rights of Roche Diagnostics to commercialize a RAMP test for NT-proBNP (N-terminal prohormone brain natriuretic peptide), a key marker for a broad array of cardiovascular conditions. The remaining financial commitment by the Company to Roche Diagnostics for licensing NT-proBNP is as follows:

- U.S. $400,000 on October 24, 2005,
- U.S. $500,000 on the earlier of receipt of 510K U.S. regulatory clearance or July 26, 2006,
- U.S. $250,000 on January 26, 2007,
- U.S. $250,000 on April 26, 2007, and
- U.S. $500,000 on July 26, 2007.

The Company and Roche Diagnostics agreed to defer the U.S. $400,000 payment due on October 24, 2005 and accordingly at December 31, 2005 this amount is included in the accounts payable and accrued liabilities.

The Company may terminate the agreement and surrender the license granted at any time by giving sixty (60) days written notice provided that the Company pays only license fees that were due. The remaining commitments will be accrued and expensed when the liability becomes probable.

[b] Indemnification of directors and officers

The Company has entered into indemnification agreements with all officers and directors. The maximum potential of the future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c] Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.

The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[d] Supply agreement

The Company entered into a supply agreement (the "Agreement") with a supplier, effective September 2003 for certain reagents for the Company's West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties based on 10% of net revenue generated from the sale of the Company's RAMP West Nile Virus Test. The term of the agreement is three years from the effective date and is automatically renewed for each successive period of one year until either party terminates the Agreement. In 2005, the Company paid $87,460 [2004 - $50,101; 2003 - $nil] of royalties to the supplier.

[e] Marketing program

During the year ended December 31, 2004, the Company received a contribution of $49,700 [2003 - $nil] under Industry Canada's Program for Export Market Development (the "Program") for reimbursement of certain expenses related to sales and marketing efforts in the United States. Pursuant to the Program, the Company is required to repay to Industry Canada an amount representing 4% of incremental sales as defined in the Program up to April 2007. As at December 31, 2004 the criteria for repayment has not been met. The amount of $49,700 has been treated as a reduction of marketing and business development expenses in the statements of loss and deficit. In 2005, the Company repaid the amount of $4,506 as defined in the Program. This repayment has been recorded as a marketing and business development expense in the statement of loss and deficit.

[f] Lease agreements

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement is October 1, 2005 to December 14, 2007. For the duration of the sublease term, the Company is required to pay the sub-landlord a total gross monthly rent of approximately $61,000 plus maintenance and utilities. Rent expense for the year ended December 31, 2005 was $300,680 [2004 - $208,552; 2003 - $229,170].

[g] Finder's fees

Finder's fees of $117,813 are payable upon exercise of the share purchase warrants issued pursuant to the June 2004 private placement *[note 10[e]]*.

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment in the research, development and commercialization of diagnostic technologies with primarily all of its assets and operations located in Canada. Company's revenues are generated from product sales primarily in Canada, the United States, Europe, and Asia. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the year ended December 31, 2005, all of the Company's contract service fees and revenues from collaborative research arrangements were generated from two customers [2004 - three customers for a total of $434,251; 2003 - five customers for a total of $455,958].

Contract service fees and revenues from collaborative research arrangements by customer location were as follows:

14. SEGMENTED INFORMATION *(cont'd)*

	2005	2004	2003
	$	$	$
Canada	-	255,250	40,484
United States	149,782	243,227	415,474
Asia	251,260	51,208	-
Total	401,042	549,685	455,958

Product sales by customer location were as follows:

	2005	2004	2003
	$	$	$
Canada	186,593	112,021	96,087
United States	2,052,642	1,422,476	455,414
Europe	79,540	42,128	88,040
Asia	759,855	517,755	137,738
Other	10,008	32,816	50,516
Total	3,088,638	2,127,196	827,795

Product sales by type of product are as follows:

	2005	2004	2003
	$	$	$
Biodefense products	1,642,705	879,637	567,872
Clinical products	738,456	506,475	170,781
Vector products (West Nile Virus)	707,477	741,084	89,142
Total	3,088,638	2,127,196	827,795

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

16. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

[a] For U.S. GAAP purposes, the Company elected to prospectively adopt Statement of Financial Accounting Standard No. 148 (SFAS 148), "Accounting for Stock-Based Compensation–Transition and Disclosure", an amendment to Statement of Financial Accounting Standard No. 123 (SFAS 123) "Accounting for Stock-Based Compensation" for employee awards granted under its stock option plan, modified or settled subsequent to January 1, 2003. As the Company has prospectively adopted comparable accounting standards for both U.S. GAAP and Canadian GAAP during the year ended December 31, 2003 with respect to employee stock-based awards, no difference arises for the periods presented.

[b] Under U.S. GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal value paid will be recorded as compensation expense upon release from escrow.

[c] For purposes of reconciliation to U.S. GAAP, the re-pricing of options is subject to variable plan accounting under APB 25, which can give rise to additional compensation expense. Under SFAS 123 such re-pricings are not subject to variable plan accounting and therefore upon adoption of SFAS 123 on January 1, 2003, the Company no longer records additional compensation expense. In years prior to 2003, compensation expense of $442,846 resulted from the re-pricing of options.

There are no differences in the loss and the loss per common share in the years ended December 31, 2003, 2004 and 2005 between Canadian GAAP and U.S. GAAP.

If U.S. GAAP were followed, the following balance sheet items would be effected:

	2005	2004
	$	$
Contributed surplus	5,789,525	4,105,816
Deficit	(44,706,761)	(36,281,778)

[d] Accounts payable and accrued liabilities comprise:

	2005	2004
	$	$
Trade accounts payable	1,260,030	472,828
Employee-related accruals	346,133	258,165
License fees payable *[note 13[a][ii]]*	466,360	-
Other accrued liabilities	261,990	128,509
	2,334,513	859,502

[e] Pro forma information - Stock-based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to January 1, 2003. See note 10[c] for the weighted average assumptions used in the Black-Scholes option pricing model.

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	2005	2004	2003
	$	$	$
Loss for the year, U.S. GAAP	(8,424,983)	(4,938,975)	(4,191,602)
Add: Stock-based employee compensation expense included in reported loss above	1,007,525	814,682	136,918
Deduct: Total stock-based emloyee compensation expense using fair value based method for all awards	(1,007,525)	(814,682)	(185,857)
Pro forma loss for the period	(8,424,983)	(4,938,975)	(4,240,541)
Basic and diluted loss per common share			
As reported	($0.12)	($0.08)	($0.09)
Pro forma	($0.12)	($0.08)	($0.09)

[f] Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) "Share-Based Payment", a revision to SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method as defined in the standard. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in fiscal 2003. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to January 1, 2002. The Company will be required to adopt the revised standard on January 1, 2006.

The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma loss for the period and loss per common share in note 16[e] to these consolidated financial statements.

17. SUBSEQUENT EVENTS

[a] On March 30, 2006, the Company closed private placements raising gross proceeds of $12,000,000. The financing is comprised of a $10,000,000 brokered private placement, and a $2,000,000 non-brokered private placement which was previously announced in December 2005 *[see note 10[a][i]]*.

The financing consisted of an aggregate total of 24,000,000 units at a price of $0.50 per unit, each unit consisting of one common share and one-half of one common share purchase warrant with a four-month hold period expiring on July 31, 2006. Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.62 per share for a period of 24 months from the closing date of the private placement. On the brokered private placement, the Company paid commissions of 7% cash and 7% warrants exercisable to purchase common shares at $0.62 per share for 24 months. A finder's fee of approximately $33,000 was paid on a portion of the non-brokered financing. The proceeds from the financing will be used for general working capital purposes, repayment of the U.S.$1 million line of credit, capital equipment acquisitions required for the scale up of the Company's manufacturing processes, and to expedite the commercialization of lead new product candidates.

With the closing of the financing, five new Board members were appointed to replace existing board members. Each new Board Member was granted options to purchase 400,000 common shares in the Company, exercisable at $0.58 per share until March 30, 2011. In addition, two individuals each received 66,666 common shares of the Company in consideration for agreeing to join and assisting in the reorganization of the Company's Board. Remaining directors have been granted an aggregate total of 532,500 options at an exercise price of $0.58 until March 7, 2011, to replace a total of 532,500 options that expired in February 2006. A total of 1,600,000 stock options held by the former Board members were cancelled.

In addition, the Company amended the exercise price of 1,875,000 warrants granted on June 21, 2004 and expiring June 21, 2006 from an exercise price of $1.15 per common share to $0.90 per common share to reflect the market price of the Company's common shares at the date of issue.

[b] The Company's line of credit in the amount of U.S.$1,000,000 established with The Toronto Dominion Bank and originally set to expire June 30, 2006 [see note 7] was automatically repaid following the closing of $12,000,000 private placement described in note 17[a]. The guarantor exercised 449,250 warrants at an exercise price of $0.42 per common share that were issued to the guarantor in regard to the line of credit agreement. On March 31, 2006, the line of credit facility was terminated at the request of the guarantor.

[c] Subsequent to December 31, 2005, the Company issued 673,325 common shares pursuant to the exercise of stock options for gross proceeds of $346,115; 464,720 common shares pursuant to the exercise of warrants for gross proceeds of $88,000, and 209,523 common shares pursuant to the conversion of debentures.

BOARD OF DIRECTORS

Richard J. Bastiani, PhD, Chairman

William J. Radvak

Anthony F. Holler, MD

Todd R. Patrick, MBA

Richard K. Bear, CPA

Ian A. Webb, MSc, LLB

Brian G. Richards, PEng

MANAGEMENT

William J. Radvak
President & Chief Executive Officer

Robert G. Pilz, BComm, CMA
Vice President, Finance & Chief Financial Officer

Brian G. Richards, PEng
Chief Operating Officer & Corporate Secretary

Joanne Stephenson, MBA
Vice President, Business Development

Reed W. Simmons, MBA
Vice President, Manufacturing

Paul C. Harris, PhD
Vice President, Research & Development

Scientific Advisory Board

Robert Christenson, PhD, DABCC, FACB
University of Maryland Medical Center

Stephen Kahn, PhD, DABCC, FACB
Loyola University Medical Center

E. Magnus Ohman, MD, FRCPI, FACC
Duke University Medical Center

Transfer Agent & Registrar

Computershare Trust Co. of Canada
510 Burrard Street
Vancouver, BC V6C 3B9
Tel: (604) 661-9400

Communication concerning transfer requirements, lost certificates, changes of address and other similar inquiries should be addressed to the Transfer Agent and Registrar.

Independent Auditors

Ernst & Young LLP
Pacific Centre
PO Box 10101
700 West Georgia Street
Vancouver, BC V7Y 1C7
Tel: (604) 891-8200

Stock Listing

Common shares of Response Biomedical Corporation are traded under the symbol "RBM" on the TSX Venture Exchange, and under the symbol "RPBIF" on the OTCBB.

Response Biomedical Corporation
100 - 8900 Glenlyon Parkway
Burnaby, BC
Canada V5J 5J8
Tel: (604) 456-6010
Fax: (604) 456-6066

Email: info@responsebio.com
Website: www.responsebio.com

Annual General Meeting

The Annual General Meeting of Shareholders will be held at 2:00 pm, Thursday, June 22, 2006 in the Regency E Room at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, BC.

Receive Shareholder Updates Via E-Mail

We encourage you to register to receive shareholder materials via e-mail. This approach provides the most immediate distribution of information. For more information and to sign-up for electronic delivery, please visit our website at www.responsebio.com.



Response
Biomedical Corporation

100-8900 Glenlyon Parkway
Burnaby, BC   V5J 5J8, Canada

Tel: (604) 456-6010
Fax: (604) 456-6066

email info@responsebio.com   www.responsebio.com